0 82-03277

TESCO

09046861

SUPPL

RECEIVED

2009 AUG 31 P 1:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 August 2009

Tesco Personal Finance creates over 800 jobs in Glasgow

New customer service centre created for TPF's customers

Tesco Personal Finance (TPF) has today announced that it is set to create over 800 jobs in Scotland with the opening of a new customer service centre. The announcement was warmly welcomed by Chancellor of the Exchequer Alistair Darling.

Alistair Darling MP, the Chancellor of the Exchequer, said:

"This is a strong vote of confidence in Scotland's financial services industry from one of the UK's leading companies. And it shows that even at this difficult time, the Scottish and wider UK economy is still creating high quality jobs."

The new customer service centre will be based at Broadway One in central Glasgow and will manage customer sales and service for TPF. TPF has received a grant from the Scottish Government for £5 million to assist in creating the service centre.

Customer focus is central to TPF's approach to personal finance and the new customer service centre will enable TPF to offer the highest standards of customer service.

Andrew Higginson, Chief Executive of Tesco Retailing Services, said:

"The opening of the new customer service centre will be a significant step towards TPF offering a full banking service. It is hard to ignore that people's trust in the banking sector is at a very low ebb. Offering first class customer service, however, is central to our Tesco values and the new centre will most certainly help us put the Tesco into Tesco Personal Finance.

"Additionally, the creation of over 800 new jobs in the current climate cannot be underestimated. Today's announcement is great news for job seekers and for consumers."

Benny Higgins, chief executive of Tesco Personal Finance, said:

"We are delighted to announce the establishment of a key customer service centre in Glasgow and our focus will be on serving customers well. We have enjoyed a strong, supportive relationship with the Scottish Government in reaching this decision."

The operations centre is due to open in the first half of 2010 and will migrate its existing customers before the end of 2011 to ensure a seamless transition. As with the company's headquarters in Edinburgh, the new site is close to key transport links and built to high environmental standards*.

– ENDS –

For further information, please contact:

Jon Church, Tesco plc
Tel: 07740 683 882

Matthew Dransfield Tesco Personal Finance
Tel: 0131 479 1346

Victoria Lomax, Tesco Personal Finance
Tel: 0131 479 1345

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Notes for editors:

*IVG Development (UK) Ltd and Ediston Properties' 125,000 sqft Broadway One scheme in Renfield Street, Glasgow has been fully let to Tesco Personal Finance on a 20 year lease, only nine weeks after practical completion. Rydens acted for IVG & Ediston, DTZ for TPF.

*Broadway One has achieved a high environmental BREEAM rating ('Very Good').

Tesco Personal Finance

Tesco Personal Finance is the UK's largest supermarket bank. Since our launch in 1997, we have grown to have nearly six million customer accounts across 28 financial products and services.

Our principal activities are: general insurance - motor, home, pet and travel; credit cards and personal loans; personal savings; Tesco Compare and a network of cash machines (ATMs).

We sell our products through multiple channels including in-store, by telephone and online.

Tesco Personal Finance is fully-owned by Tesco plc.

Tesco Personal Finance plc, Registered in Scotland No. 173199.

Registered Address: Interpoint Building, 22 Haymarket Yards, Edinburgh, EH12 5BH

Additional note to editors:

100,000 people are already employed in the Scottish financial services sector, 10% of the UK total.